SEC 1745 (6-01)
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

MFRI INC

(Name of Issuer)
COMMON

(Title of Class of Securities)
552721102

(CUSIP Number)
DECEMBER 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[   ]
Rule 13d-1(b)
[   ]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).




CUSIP No. 552721102



1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
SHUFRO ROSE & CO., LLC     13-5390713



2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)
....

(b)
.....


3.
SEC Use Only ....


4.
Citizenship or Place of Organization
A LLC ORGANIZED UNDER THE LAWS OF THE STATE OF NEW YORK


Number of
Shares
Beneficially
Owned by
Each Reporting
Person With



5.
Sole Voting Power
37,000




6.
Shared Voting Power
NONE




7.
Sole Dispositive Power
271,900




8.
Shared Dispositive Power
NONE



9.
Aggregate Amount Beneficially Owned by Each Reporting Person    271,900



10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)



11.
Percent of Class Represented by Amount in Row (9)   5.52



12.
Type of Reporting Person (See Instructions)   BD & IA





Securities & Exchange Commission
Washington, D.C. 20549

Schedule 13G Under the Securities
Exchange Act of 1934



Check the following box if a fee is being paid with this statement:   [ X]

Item 1(a).  Name of Issuer:
	MFRI INC

Item 1 (b).  Address of issuer's principal executive offices:
	7720 LEHIGH AVENUE, NILES IL  60714

Item 2(a).  Name of person filing:  SHUFRO ROSE & CO., LLC

Item 2(b). Address of principal business office:

	745 Fifth Avenue, Suite 2600, New York, NY 10151

Item 2(c). Citizenship: Limited Liability Corporation formed under the laws of the State of New York.

Item 2(D).  Title of class of securities:
		Common

Item 2(e).  CUSIP No.:  552721102

Item 3. If this statement is filed pursuant to Rules 13d-1 (b), of 13d(b), check whether the person filing is a:

(a) [X] Broker or dealer registered under section 15 of the Act.

(e) [X] Investment adviser registered under section 203 of the Investment Advisers Act of 1940.

(b, (c), (d), (f), (g):  Not applicable.

Item 4. Ownership. If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13d-a (b)(2), if applicable, exceeds 5 percent, provide the following information as of that date and identify those share which there is a right to acquire.



(a) Amount beneficially owned:
271,900

(b) Percent of class:
5.52%
(c )  Number of shares as to which person has:


(i) Sole power to vote or to direct the vote
37,000

(ii) Shared power to vote or to direct to vote
None.

(iii) Sole power to dispose or to direct the disposition of
271,900

(iv) Shared power to dispose or to direct the disposition of None.

Item 5.  Ownership of 5 percent or less of a Class.

			Not applicable.

Item 6.  Ownership of more than 5 percent on behalf of another person.

			Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
Holding Company.

			Not applicable.

Item 8.  Identification and Classification of Members of the Group.

			Not applicable.

Item 9.  Notice of Dissolution of Group.

			Not applicable.



Item 10.  Certification.

 By signing below I certify that, to the best of my knowledge and belief the securities referred to above were acquired for the purpose of and do not have the effect of signing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Disclaimer
The undersigned expressly declares that the filing of this Initial
Schedule 13G shall not be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g), of the Securities
Act of 1934, the beneficial owner of any securities covered by this statement.

Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


						SHUFRO ROSE & CO., LLC

Dated:  February 13, 2003


						___________________________
							Signature

							BY:  Steven J. Glass
							Sr. Managing Director